UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

March 12, 2024

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In the Matter of

First Trust SkyBridge Bitcoin ETF Trust
First Trust Advisors L.P.
120 East Liberty Drive, Suite 400
Wheaton, IL 60187

ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 333-254529

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       First Trust SkyBridge Bitcoin ETF Trust filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

       First Trust SkyBridge Bitcoin ETF Trust has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

       In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on March 12, 2024.

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Justin Dobbie
Office Chief